

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 1, 2016

<u>Via E-mail</u>
Mr. D. Anthony Scaglione
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, NY 10176

> **Re: ABM Industries Incorporated**
> **Form 10-K for the fiscal year ended October 31, 2015**
> **Filed December 17, 2015**
> **File No. 001-08929**

Dear Mr. Scaglione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Report of Independent Registered Public Accounting Firm, page 54</u>

1.   We note that the report of your independent registered public accounting firm states that the audits were conducted "in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States)." Please have your auditor tell us why the report refers to the "auditing standards" of the PCAOB instead of all standards of the PCAOB. If true, amend your Form 10-K to include an audit report to state that the audits were conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Refer to Auditing Standards No. 1.

<u>Note 12. Insurance, page 76</u>

2.   In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material; tell us how you made that determination. Refer to ASC 944-40-50-3.

3.   We note in your disclosure on page 27 that $36 million of the $42 million increase in your insurance reserves relates to years prior to 2015. We further note on page 76 that your general liability reserve increase was due in part to an increase in the number of premises liability claims from earlier years reported to you subsequent to the 2014 actuarial evaluations. Please provide additional details regarding the nature, amount and timing associated with these additional claims to clarify why recognition occurred during 2015 and was not required in 2014.

4.   Additionally we note that the adverse development related to your automobile liability was primarily attributable to three large multi-party claims that occurred in the 2013 policy year. Please provide to us additional details regarding the nature, amount and extent of new events that occurred during 2015 associated with these claims or additional experience or information obtained since the last reporting date that led to the change in estimate. Also ensure that your response addresses the timing associated with these events to clarify why recognition occurred during 2015 and was not required in 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3446 if you have any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities